FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on approval obtained on Pingliang Power Plant Phase II Expansion Project of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on December 24, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

OVERSEAS REGULATORY ANNOUNCEMENT
APPROVAL OBTAINED ON PINGLIANG
POWER PLANT PHASE II EXPANSION PROJECT

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Huaneng Power International, Inc. (the “Company”) announced that two 600 MW domestic supercritical coal-fired air-cooling generating units of the Phase II Project at Pingliang Power Plant (in which the Company has controlling interests) have recently been approved by the National Development and Reform Commission of the PRC.

The Phase II Project at Pingliang Power Plant will concurrently install high-performance electrostatic precipitators, flue-gas desulphurisation and on-line flue-gas monitoring system, leaving room for flue-gas denitrification. Various emission indices at the power plant will satisfy the environmental protection requirements of the State.

The total investment amount of the project is estimated to be approximately RMB4.35 billion, of which 20% is equity capital which is to be funded by internal funds of  the Company and Gansu Electric Power Investment Longneng Company Limited according to the capital contribution ratio of 65% and 35%, respectively. The remaining investment will be funded by bank loans.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
24 December 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan

Title: Company Secretary

Date:    December 24, 2009